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SEC FILE NUMBER
8-68860

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AIG Global Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

50 Danbury Road
(No. and Street)

Wilton	CT	06987
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel R. Walsh	203-529-9520	dan.walsh@aig.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Daniel R. Walsh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AIG Global Capital Markets, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DEBRA BOJNEC
NOTARY PUBLIC
CONNECTICUT
MY COMMISSION EXPIRES 11/30/2022

Notary Public

Signature:

Title:
Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AIG Global Capital Markets Securities, LLC
(a wholly owned subsidiary of AIG Global Asset Management Holdings Corporation)
Index
December 31, 2021

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of AIG Global Capital Markets Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of AIG Global Capital Markets Securities, LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the " financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2022

We have served as the Company's auditor since 2012.

AIG Global Capital Markets Securities, LLC
(a wholly owned subsidiary of AIG Global Asset Management Holdings Corporation)
Statement of Financial Condition
December 31, 2021

Assets	
Cash	$ 2,847,955
Prepaid expenses and other assets	83,613
Deferred income taxes	19,464
Total assets	$ 2,951,032
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 36,294
Unearned revenue	37,500
Income taxes payable	92,782
Due to affiliates	37,958
Total liabilities	204,534
Commitments and Contingencies (Note 6)	
Member's Equity	2,746,498
Total liabilities and member's equity	$ 2,951,032

The accompanying notes are an integral part of these financial statement.

1. Business and Organization

AIG Global Capital Markets Securities, LLC (the "Company") is a wholly owned subsidiary of AIG Global Asset Management Holdings Corp. ("the Parent") whose direct parent SAFG Retirement Services, Inc. ("SAFG"). American International Group, Inc. ("AIG") owns 90.1 percent of SAFG. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). On March 28, 2012 the Company obtained its membership license from FINRA and the Securities Investor Protection Corporation. The Company amended its membership license on June 6, 2021. The amended membership license allows the Company to conduct trading of debt securities on a principal basis as well as trading securities for its own account and U.S. government securities transactions. Additionally, the Company can participate in distributions and/or remarketing of securities (other than firm commitment underwritings).

On October 26, 2020, AIG announced its intention to separate its Life and Retirement business from AIG. On November 2, 2021, AIG and Blackstone Inc. ("Blackstone") completed the acquisition by Blackstone of a 9.9 percent equity stake in SAFG Retirement Services, Inc. ("SAFG") for $2.2 billion in an all cash transaction, subject to adjustment if the final pro forma adjusted book value is greater or lesser than the target pro forma adjusted book value. SAFG is the direct parent company of our direct parent company, AIG Global Asset Management Holdings Corp. AIG has communicated that an initial public offering of SAFG is the next step in the separation of SAFG, however, no assurance can be given regarding the form that future separation transactions may take or the specific terms or timing thereof, or that a separation will in fact occur. Any separation transaction will be subject to the satisfaction of various conditions and approvals, including approval by the AIG Board of Directors, receipt of insurance and other required regulatory approvals, and satisfaction of any applicable requirements of the Securities and Exchange Commission (SEC).

The Company does not carry customer accounts. The activities of the Company are undertaken by employees of its affiliates that act in the capacity as officers, directors and registered representatives of the Company.

The Company claims exemption from the provisions of SEC Rule 15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) participating in distributions and/or remarketing of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4 and (2) earning fees from affiliates in connection with debt repurchases via the open market or issuance transactions by the ultimate parent company or affiliates.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash

Cash is held on deposit at a third party bank that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of the third party bank. Interest income is earned on the account and is recognized on an accrual basis. The Company had no restricted cash at any time during the year ended December 31, 2021.

Due to Affiliates

Due to affiliates are comprised of balances related to transactions with the Company's affiliates which occur in the normal course of business. Such amounts are recorded net by counterparty, as appropriate. See note 4 for discussion of such transactions.

Fair Value of Financial Instruments

"Fair Value Measurements and Disclosures" (ASC 820) requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition, as defined by FASB. Management determines the fair value of its financial instruments in accordance with the fair value measurement provisions of ACS 820. The Company has no financial instruments that are accounted for at fair value on a recurring basis at December 31, 2021. Management estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximate fair values as they are short-term in nature and have insignificant risks of nonpayment.

3. Income Taxes

For federal tax purposes, the Company has elected to be treated as a division of Parent member of an affiliated group which is included in the filing of the consolidated federal income tax with AIG. Income tax expense/benefit is allocated to the Company based on the Parent's statutory tax rates. The tax sharing agreement provides that the Parent is allowed to utilize its own Separate Company Tax attributes to reduce its current year tax liability to AIG. In addition, the Parent will be reimbursed by AIG for Excess Tax Attributes, if AIG is able to utilize them to reduce Consolidated Tax Liability. Income taxes payable on the Statement of Financial Condition principally represent amounts receivable or payable from/to AIG and its affiliates under the tax sharing agreement. Income taxes are settled upon the filing of the AIG Federal tax return.

For state tax purposes, the Company files state income taxes based on their current state filing obligations. The Company participates in all AIG's unitary returns and in accordance with AIG's policy, the Company would not have a stand-alone state tax expense or benefit to record.

The effective tax rate of 21% is not materially different from the statutory tax rate.

At December 31, 2021, the Company had a federal current tax payable to AIG of $91,982 and a federal deferred tax asset of $19,464. The primary contributor to the Company's deferred tax asset is organization costs. Deferred tax assets are recorded at the effective tax rate in which the year the benefit is expected to be derived in.

The accompanying notes are an integral part of these financial statement.

Tax Examinations and Litigation

The statute of limitations for all tax years prior to 2000 has expired for the AIG consolidated federal income tax return. AIG is currently under examination for the tax years 2011 through 2013. AIG continues to monitor legal and other developments in this area and evaluates the effect, if any, on its position, including recent decisions adverse to other taxpayers.

4. Related Party Transactions

In the normal course of conducting business, the Company is party to various transactions with its affiliates. All material revenue generated by the Company is derived from its affiliates. The following is a summary of those transactions.

- The individuals that undertake the primary activities of the broker dealer, including the Company's officers, directors and registered representatives are directly employed by affiliates of the Company. The Company incurs the direct costs of these individuals as well as additional support and administrative services they provide which includes but is not limited to, office space, data processing, communications, technology, compliance, accounting and operations services necessary to conduct the Company's businesses as a broker dealer under various Administrative Service and Expense Sharing Agreements ("ESA"). The terms of the ESA provides for an allocation of expenses by the affiliates to the Company that equates to the proportional use of the allocated employee and support services by the Company. At December 31, 2021, $37,958 was accrued and is reflected in Due to affiliates on the Statement of Financial Condition.

- On July 1, 2013, the Company entered into a service agreement with AIG Asset Management (U.S.), LLC ("AMG US"). The Company acts as a placement agent and conducts due diligence in connection with the issuance and sale of securities for private placement transactions on a best efforts basis. The Company receives a fixed fee of $37,500 each quarter for services rendered (regardless of transaction activity) and does not receive commission or other transaction-based compensation. During the year, the Company did not place any transactions on behalf of AMG US. Included in Unearned revenue in the Statement of Financial Condition is $37,500 attributable to amounts advanced from AIG to the Company for such services but unearned as of December 31, 2021

- In December 2021, the Company entered into a one-time agreement with AIG Management France Limited ("AIGMF") to assist AIGMF in remarketing securities to third parties. The negotiated fees earned totaled $5,000. This amount was outstanding as of December 31, 2021 and is included in Other Assets.

- On July 1, 2013, the Company entered into a service agreement with AIG. This agreement was amended with an effective date of September 1, 2015. The Company acts as an agent in connection with debt repurchases via the open market or issuance transactions by AIG or its affiliates. The Company earns incremental transaction fees that accumulate and are paid if the fees exceed the minimum for a given year on a transaction by transaction basis.

- On November 1, 2021 the Company terminated a Revolving Note Cash Subordination Agreement ("Sub-Loan") with AIG with an initial effective date of January 1, 2015. The Sub-Loan had provided for amounts up to $75,000,000 to be drawn upon for funding at rates to be

determined upon advance of the loan. The Sub-Loan became qualified for regulatory capital purposes on July 30, 2015. There were no borrowings under the Sub-Loan during the life of the agreement. The termination of the Sub-Loan had no economic impact and is not expected to impact the ongoing operations of the Company.

5. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $2,643,421, which exceeded its requirement of $100,000 by $2,543,421 and its ratio of aggregate indebtedness to net capital was 0.077 to 1.

6. Commitments and Contingencies

The Company operates subject to cancelable agreements with affiliated entities. The Company is not aware of any commitments or contingencies other than as disclosed in these financial statements that would require additional disclosure in these financial statements

7. Subsequent events

The Company has evaluated subsequent events for adjustments to or disclosure in the financial statement through February 25, 2022, which is the date the financial statements were available to be issued, and the Company has not identified any recordable or disclosable events, not otherwise reported in these financial statements.